

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Donald J. Reid
Corporate Secretary
Crown Castle Inc.
8020 Katy Freeway
Houston, TX 77024

Re: Crown Castle Inc.
DEFA14A Filed May 3, 2024
File No. 001-16441

Dear Donald J. Reid:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your soliciting materials.

<u>DEFA14A Filed May 3, 2024</u>

<u>General</u>

1. Refer to the following statements in the investor presentation:

   - "As part of its lawsuit, Boots Capital sought . . . *to object to the appointment of our new CEO Steven Moskowitz to the Board* and its resulting expansion of the Board" (emphasis added) (page 26).
   - "Boots has interfered with the Fiber review at multiple stages through unneeded & baseless litigation . . . *by seeking to keep our CEO*, a critical input in the review, *off the Board*" (emphasis added) (page 27).

   Please provide support for these assertions in revised soliciting materials. Where statements are recharacterized as opinions or beliefs, support representing an appropriate factual foundation should still be provided where the statements appear. See Note (b) to Exchange Act Rule 14a-9.

2. Refer to our last comment above. Provide support for your assertions on page 3 of the

investor presentation that "Ted Miller is attempting to gain control of Crown Castle . . ." and "install himself as Executive Chair, or Chair in some capacity." Please revise to provide support, given that Mr. Miller is only seeking a minority of Board seats.

3. Refer to our comments above and to the assertions on page 27 of the investor presentation to the effect that Boots Capital's claimed buyers and financing sources are illusory. Please provide support for these assertions in revised soliciting materials, and avoid making them in any future materials without providing adequate support.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions